Exhibit 99.4

DOMINION DIAMOND CORPORATION

(the “Corporation”)

CERTIFICATE OF OFFICER

TO:	The Canadian Securities Regulatory Authorities in all of the provinces and territories of Canada

RE:	Abridgement of time pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)

The undersigned, Matthew Quinlan, the duly appointed Chief Financial Officer of the Corporation, hereby certifies for and on behalf of the Corporation and not in his personal capacity, intending that the same may be relied upon by you without further inquiry, that the Corporation is relying on section 2.20 of NI 54-101 pertaining to the abridgement of time prescribed by subsections 2.2(1) and 2.5(1) of NI 54-101 and the requirements set forth in section 2.20 have been complied with. Specifically:

(a)

the Corporation has arranged to have proxy-related materials for the special meeting of the holders of common shares of the Corporation to be held on September 19, 2017 to be sent in compliance with the timing requirements in sections 2.9 and 2.12 of NI 54-101;

(b)	the Corporation has arranged to carry out all of the requirements in NI 54-101 in addition to those described in paragraph (a) above; and

(c)	the Corporation is relying upon section 2.20 of NI 54-101.

[signature page follows]

DATED as of this 23rd day of August, 2017.

By:	(Signed) “Matthew Quinlan”
Matthew Quinlan
Chief Financial Officer